SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               ------------

                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)*


                          Abercrombie & Fitch Co.
------------------------------------------------------------------------------
                             (Name of Issuer)


                           Class A Common Stock
------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                002896-20-7
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                              (CUSIP Number)


                               June 1, 1998
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  002896-20-7             13G                       Page 2 of 6 Pages

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     THE LIMITED, INC. 31-1029810

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [ ]
                                                                     (b)   [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

                                  5.     SOLE VOTING POWER

                                         NONE.
       NUMBER OF
        SHARES                    6.     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                          NONE.
         EACH
      REPORTING                   7.     SOLE DISPOSITIVE POWER
     PERSON WITH
                                         NONE.

                                  8.     SHARED DISPOSITIVE POWER

                                         NONE


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [ ]
     CERTAIN SHARES*

 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     NONE

 12. TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

               Abercrombie & Fitch Co. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

               Four Limited Parkway, Reynoldsburg, OH 43068

Item 2(a).  Name of Person Filing:

               The Limited, Inc. ("The Limited")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of The Limited is Three Limited Parkway, Columbus, Ohio 43230.

Item 2(c).  Citizenship:

               The Limited is a Delaware corporation.

Item 2(d).  Title of Class of Securities:

               The class of securities to which this statement relates is the Class A Common Stock of the Company

Item 2(e).  CUSIP Number:

               002896-20-7

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act;

               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.     Ownership.

               (a) Amount Beneficially Owned.

                   On April 15, 1998, The Limited commenced an offer to exchange (the "Exchange Offer") up to 43,600,000 shares of Class A Common Stock of the Company, which The Limited owned, for shares of common stock, par value $.50 per share, of The Limited upon the terms and subject to the conditions stated in the Offering Circular-Prospectus dated April 15, 1998 and the related Letter of Transmittal. Pursuant to the Exchange Offer, which was consummated on May 19, 1998, The Limited exchanged 40,484,545 shares of Class A Common Stock of the Company. The remaining shares of Class A Common Stock of the Company were distributed on a pro-rata basis to Limited shareholders who were holders of record as of the close of business on May 29, 1998 in a pro-rata spin-off transaction. As of the date hereof, The Limited beneficially owns no shares of the Company's capital stock.

               (b) Percent of Class.

                   None.

               (c) Deemed Voting Power and Disposition Power:

                   Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote          None.

                   (ii) Shared power to vote or to direct the vote       None.

                   (iii) Sole power to dispose or to direct the
                         disposition of                                  None.

                   (iv) Shared power to dispose or to direct the
                        disposition of                                   None.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8.     Identification and Classification of Members of the Group.

               Inapplicable.

Item 9.     Notice of Dissolution of Group.

               Inapplicable.

Item 10.    Certifications.

               Inapplicable.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 6, 1998                     THE LIMITED, INC.

                                        By: /s/ Samuel P. Fried
                                            ---------------------------------
                                            Name: Samuel P. Fried
                                            Title: Vice President, General
                                            Counsel and Secretary


               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).